FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of November 1, 2007 to November 30, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................



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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: December 21, 2007




/S/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of November 1, 2007 to November 30, 2007



     710        Increase stake in Angolan metal project
     711        $3.45 million placement
     712        Frankfurt Stock Exchange Listing











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                                                                        CityView
                                                             Corporation Limited


                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                           November 8, 2007
--------------------------------------------------------------------------------



                 ANGOLAN METALS PROJECTS WORKING INTEREST TO 79%



CityView Corporation Limited today has lifted its working stake in both the Longonjo Metals and Ucua Beryllium projects from 74% to 79%. The 79% working interest equates to a net project ownership interest of 55.3%.

In exchange for the increased stake, CityView has agreed with Petro African Energy plc to fund the next phase of the work program. CityView has management control of both projects.

For more information on the status of this and the Company's other projects, please refer to the shareholder update presentation to follow shortly.



Mark Smyth
---------------------
Mark Smyth
Chief Executive Officer




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                                                                        CityView
                                                             Corporation Limited

                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                       November 14, 2007
--------------------------------------------------------------------------------


                           $3.45 Million Subscription


CityView Corporation Limited ("CityView") is pleased to announce that Global Investments Strategy (UK) LTD has submitted five application forms for a total of 11 million shares at a price of 31.4c per share to raise $3.45 million.

Funds for the first application form for 1,500,000 shares were received by CityView today.



/s/ Mark Smyth
---------------------------
Mark Smyth
Chief Executive Officer.















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                                                                        CityView
                                                             Corporation Limited


                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                   November 30, 2007
--------------------------------------------------------------------------------



                            Frankfurt Stock Exchange


CityView is pleased to advise that it has contracted with Pascal Geraths Gesellschaft fur Presse und Offentlichkeitsarbeit MBH ("Geraths") to enhance the trading of CityView shares on the Frankfurt Stock Exchange. CityView is listed on the Frankfurt Stock Exchange under the symbol C4Z. The publications of Geraths (www.pg-salzburg.com) have a wide distribution throughout Germany and will greatly assist the marketing of CityView in Europe.

Attached is a photograph of CityView's recent Board meeting held in London, being part of the campaign to publicise CityView in Europe.


/s/ Mark Smyth
-------------------
Mark Smyth
Chief Executive Officer










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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


             For the month of November 1, 2007 to November 30, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION